Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 August 2, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 930
        Guggenheim Growth & Income Strategy Portfolio of CEFs, Series 3
      Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 3
           Diversified Municipal Income Strategy Portfolio, Series 3
                              File No. 333-182545
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised in during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 930, filed on July 5, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Growth & Income Strategy Portfolio of CEFs, Series 3, the Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 3, and the Diversified Municipal Income Strategy Portfolio, Series 3 (individually, a "Trust" and collectively, the "Trusts"). This letter serves to respond to your comments.

All Trusts
-----------

Security Selection
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     1. In the first sentence of the second paragraph, please clarify whether
"U.S.-listed Closed-End Funds" refers to Closed-End Funds listed on an exchange.

     Response: The disclosure has been revised to state: "The security selection process begins by identifying the entire universe of Closed-End Funds listed on an U.S. public securities exchange as provided by Morningstar."

Guggenheim Tax-Exempt Strategy Portfolio of CEFs
------------------------------------------------

     2. The security selection process indicates that the Trust will hold Closed-End Funds that invest in municipal bonds. Because municipal bonds may subject a portion of the Trust's income to the alternative minimum tax as well as state and local taxes, having "tax-exempt" in the Trust's name is not appropriate. Please revise the security selection process or the Trust's name

     Response: The name of the Trust has been changed to Diversified Municipal Income Strategy Portfolio, Series 3.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren